December 7, 2007

Ms. Ellie Quarles
Special Counsel
100 F Street, N.E.
U.S. Securities and Exchange Commission
Washington, D. C. 20549

Re: Dominion Resources, Inc.
Definitive 14A
Filed March 27, 2007
File No. 1-08489

Dear Ms. Quarles:

Dominion Resources, Inc. (the Company or Dominion) received your letter dated November 21, 2007 requesting additional information regarding some of our executive compensation disclosures.  This response letter has been filed on EDGAR and a copy has been sent by express mail.

For your convenience, your comments are presented below and are followed by the Company’s responses.

This letter states how the Company currently anticipates responding to your comments in our next annual meeting proxy statement based on our Proxy Statement filed March 27, 2007 (the 2007 Proxy) and our current practices and facts.  Any actual future disclosures will reflect our practices and the facts at the time that they are prepared and filed.  Also, we note that some of the anticipated responses involve activities of our Compensation, Governance and Nominating Committee (CG&N Committee) and any future filings will be subject to their review and comments.  Also, our future disclosures will consider any future guidance from the SEC or Staff on these matters.

Compensation Discussion and Analysis, page 14

1.  We note your response to comment 8 in our letter dated August 21, 2007.  Please disclose the survey components in the 2008 proxy statement in the event you benchmark certain components of compensation for individual positions as it appears you have done for the 2007 proxy statement disclosure.  See Item 402(b)(2)(xiv) of Regulation S-K.

We will disclose the survey components in our 2008 annual meeting proxy statement in the event we engage in any benchmarking of total compensation or any material element of compensation.

        Ms. Ellie Quarles
        December 7, 2007

Annual Incentive Plan, page 16

2.  We note your response to comment 9 in our letter dated August 21, 2007.  If material, please disclose the Six Sigma targets in the proxy statement.

If material, we will disclose the Six Sigma targets used in our incentive plan awards in future filings.

Performance Grants, page 17

3.  We note your response to comment 11 in our letter dated August 21, 2007 and we reissue that comment.  Please provide us on a supplemental basis a detailed analysis regarding why you omitted target disclosure for the 2007 proxy statement.  See Instruction 4 to Item 402(b) of Regulation S-K.

The following is an explanation as to why we omitted financial target information regarding our 2006 Long-Term Incentive Program (2006 LTIP) in the 2007 Proxy Statement.  We did not include information on our 2007 program as the proxy statement was filed before the 2007 program was approved and awards were issued.

Payout under our 2006 LTIP is dependent on the level of achievement of two metrics:  (i) total shareholder return for the 21-month period ending December 31, 2007 relative to a group of industry peers (the TSR goal) and (ii) return on invested capital for the two years ending December 31, 2006 and 2007 (the 2006-2007 ROIC goal).  We did disclose the TSR goal in the 2007 Proxy.  With respect to the quantitative disclosure of the 2006-2007 ROIC goal, we believed that the disclosure of such information in our 2007 Proxy was not required as that metric was no longer relevant or meaningful at the time our 2007 Proxy was prepared and filed, and therefore not a material factor in analyzing our compensation policies and decisions.  Item 402(b) of Regulation S-K and related instructions provide that the Compensation Discussion and Analysis should focus on the material principles underlying the registrant’s executive compensation policies and decisions and the most important factors relevant to analysis of those policies and decisions.

After the TSR and the 2006-2007 ROIC goals were established for the 2006 LTIP in April 2006, we announced in November 2006 our decision to pursue the divestiture of the majority of our natural gas and oil exploration and production business, excluding certain Appalachian operations (the E&P divestiture).  Following the November 2006 announcement, there was a great deal of uncertainty regarding the potential E&P divestiture.  We did not know with certainty that the divestitures would occur; we did not know which assets would be divested during the course of 2007; and we did not know what the timing of any divestitures would be.  As a result, we did not follow our customary practice in January 2007 of providing earnings guidance for 2007.  This uncertainty remained when we prepared and filed our 2007 Proxy in February – March 2007.

        Ms. Ellie Quarles
        December 7, 2007

However, it was certain by February 2007 that the 2006-2007 ROIC goal would not be relevant by year-end and would be amended based on the outcome of the E&P divestiture.  We also believed that disclosure of the 2006-2007 ROIC goal would be misleading as it would not reflect actual company expectations of results or targets for such program.

We expect that our CG&N Committee will review and consider revisions to the performance goals for the 2006 and 2007 Long-Term Incentive Programs, taking into account updated financial information, including a revised budget post-E&P divestiture.  If and when the Committee does amend the awards to reflect new targets, we will file a Form 8-K disclosing the revised targets.  We also plan to include disclosure regarding the targets for both programs in our 2008 proxy statement.

We appreciate this opportunity to have received the views of the Staff about these matters.  Please contact us if we can provide any further information.

Sincerely,

/s/Carter M. Reid
   Carter M. Reid
   Vice President - Governance and Corporate Secretary